UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number   0-22793

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐Form N-SAR ☐ Form N-CSR

For Period Ended:  November 30, 2008

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

PriceSmart, Inc.
Full Name of Registrant

Former Name if Applicable

9740 Scranton Rd.
Address of Principal Executive Office (Street and Number)

San Diego, CA 92121
City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

This Form 12b-25 relates to the following exhibits to PriceSmart’s Quarterly Report on Form 10-Q for the three months ended November 30, 2008:

•	10.11 Shareholders’ Agreement dated September 29, 2008 between Pricsmarlandco, S.A. and JB Enterprises Inc.

•	10.12 Shareholder Agreement dated September 24, 2008 between Fundacion Tempus Fugit and PriceSmart Panama, S.A.

In accordance with the terms of the Agreements, PriceSmart has provided advance notice to the counterparties to these Agreements of its intention to file them as Exhibits to its Form 10-Q.  PriceSmart also has indentified for the counterparties the provisions on which it intends to seek confidential treatment.   Although the Agreements do not require counterparty approval before PriceSmart may file the Agreements as exhibits, PriceSmart wishes to provide its counterparties an opportunity to comment on its proposed redactions and has not yet received responses.

All other portions of the Form 10-Q were filed January 9, 2009.

PART IV – OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

John Heffner, Executive Vice President and Chief Financial Officer (Principal Financial Officer and Chief Accounting Officer)	(858)	404-8813
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).  ☒Yes  ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☐ Yes  ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PriceSmart, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 12, 2009	By:	/s/ JOHN M. HEFFNER
John M. Heffner
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and
Chief Accounting Officer)